Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Jetwire	THURSDAY, JULY 11 2013

Performance Statistics

On-Time Experience

American	Wed	MTD	Target
D-0	46.8	54.4	59.1
A+14	65.4	76.7	76.4

Eagle
D-0	51.0	55.0	66.0
A+14 DOT	58.5	67.8	75.7

Every Bag Counts

American	Wed	MTD*	DOT Standard
	3.40	2.85	3.00

* DOT claims per 1000 customers

Announcements

» Read the Newest Arrivals!

Get the latest merger news from American and US Airways in this week’s Arrivals newsletter. In the July 10 issue, learn about your colleagues, find out where the Interim Reciprocal Travel Program has taken people recently, read about our wellness programs – American’s CHAMPS and Fit for US, and plan your next trip around America’s pastime, baseball. Check it out on new Jetnet!

» Announcing the Big Apple to Emerald Isle Sweepstakes Winner

A few weeks ago, we asked you to help celebrate our latest network expansion from New York to Dublin by sharing a photo of your adventures from either city. We received more than 380 entries from around our global network, and we’re eager to announce that our winner is James Wright, a Ramp Services Manager at New York JFK with a rich Irish heritage. Find out more about his winning photo and future travel plans in new Jetnet’s News space.

» Learning Hands-Only CPR to the Sounds of Disco at DFW

As you walk by Gate 7 in DFW Airport’s Terminal C, you may hear the ‘70s disco song “Stayin’ Alive.” Why? People will be learning Hands-Only CPR to save lives. The popular Bee Gees song provides the perfect beat for administering cardiopulmonary resuscitation. Occupational Health Services (AA Medical) joined forces with the American Heart Association to place the CPR training kiosk at the airport. The device helps people get hands-on practice with an actual CPR mannequin and interactive video program. “The more lifesavers we have, the better off we all are,” said Dr. Jeral Ahtone, area medical director for LAX, HDQ and TUL. AA Medical held a beta test for the kiosk earlier this year at HDQ. Visit the People space on new Jetnet to learn more about the potentially lifesaving project.

» Cast Your Vote for American’s Inflight Movies

You have a voice in selecting Mainscreen Movies for domestic and international flights. Each month from the 10th through the 17th, vote for your favorite movies at the American Airlines Entertainment website. The poll is now open for October 2013 movies. Tell us: Which genre will you vote for?

AMR in the News

From The Associated Press

International Demand Boosts Revenue at American

Demand for international travel boosted traffic and a key revenue measure at American last month. Parent AMR Corp. said passenger revenue for every seat flown one mile rose 1.7 percent in June to a record 14.39 cents. That statistic is a closely watched measure of pricing power in the airline business, because airlines can increase revenue per seat by charging higher average fares. AMR said that passengers on American and regional subsidiary American Eagle flew 12.46 billion miles last month, up 2.4 percent from 12.17 billion miles in June 2012. The airlines raised passenger-carrying capacity even faster, however – by 2.6 percent – so the average flight was 86.9 percent full, down slightly from 87.1 percent a year earlier. Domestic flights, however, were more crowded than in June 2012. Traffic across the Atlantic declined 1.8 percent, but traffic to and from Latin America rose 10.1 percent, and Asia Pacific traffic jumped 12.2 percent.

oneworld News

From Bloomberg

British Airways 787s to Fill Asian Gaps Using 12 London Heathrow Slots

British Airways plans to utilize its new fleet of Boeing 787 Dreamliners to develop a series of long-haul destinations in untapped markets using a dozen pairs of takeoff and landing slots at its London Heathrow hub. BA acquired 42 Heathrow slots with last year’s purchase of short-haul operator bmi and has reserved 12 for intercontinental services. The 214-seat 787-8s are well-suited to trialing destinations where initial demand may be modest. The oneworld carrier, a unit of International Consolidated Airlines Group (IAG), has ordered 42 Dreamliners for delivery by 2021, including 12 of the largest -10 variant, due to arrive from 2018. The 787-8 will debut on the Heathrow-Toronto route on Sept. 1, with services to Newark commencing a month later. British Airways will initially operate both the Dreamliner and the Airbus A380 on short-haul trips to ease their introduction.

Industry News

From Aviation Week

Berlin Airport Operator Looks at Partial Move

Berlin’s airport operator Flughafen Berlin Brandenburg plans to announce the latest schedule for opening Berlin Brandenburg International Airport in October and may move a small part of the operation to the new facility by the end of the year. The city’s new airport was intended to be opened in early 2012 according to the last official schedule following two earlier delays. But the move from the existing airports in Tegel and Schonefeld was called off only weeks before the opening because of construction flaws that led local authorities not to approve it. Since then construction work has essentially stopped at the new site. The idea of keeping Tegel open indefinitely even after Brandenburg operations have started was raised, but that proposal has hit massive political opposition in the city as well as by airberlin, which is trying to develop a Berlin hub. Keeping two airports open would also likely lead to higher landing fees because of the overall cost increase.

Crude Oil and Jet Fuel

Closing Fuel Prices for Wednesday, July 10

Crude oil was $106.52 a barrel, up $2.99 from the previous day.

Jet fuel price was $121.09 a barrel, up $0.31.

Monthly Security Tip

All of the security awareness modules have been migrated over to the new Online Learning Center – access the training though the links below or search learn.aa.com for the course code or name. Afterward, check out the security awareness site on classic Jetnet for much more security awareness-related content.

TECH0700: Anti-Phishing Phil

TECH0701: Security Beyond the Office

TECH0702: Safer Web Browsing

TECH0703: Email Security

TECH0704: Safe Social Networks

TECH0705: Smartphone Security

TECH0706: Password Security Training

TECH0707 – Personally Identifiable Information

TECH0708 – Social Engineering

TECH0709 – PCI Compliance

TECH0710 – Data Protection and Destruction

JETWIRE is published by Communications, Editor – Lance Goulet, email: jetwire@aa.com

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. AMR Corporation (“AMR”) has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which includes a proxy statement of US Airways Group, Inc. (“US Airways”) that also constitutes a prospectus of AMR, and US Airways has filed with the SEC its definitive proxy statement on Schedule 14A. AMR and US Airways have mailed the proxy statement/prospectus to US Airways security holders. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the proxy statement/prospectus and other documents containing important information about AMR and US Airways through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the proxy statement/prospectus related to the proposed transaction. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the definitive proxy statement/prospectus related to the proposed transaction. These documents can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: the challenges and costs of the proposed transaction, including integrating operations and achieving anticipated synergies; the price of, market for and potential market price volatility of common stock of the ultimate parent entity following the closing of the proposed transaction; significant liquidity requirements and substantial levels of indebtedness of the combined company following the closing; potential limitations on the use of certain tax attributes following the closing; failure of the proposed transaction to be completed; and other economic, business, competitive, and/or regulatory factors affecting the business of the combined company after the closing and the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement and the proxy statement/prospectus related to the proposed transaction. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.